CONFIDENTIAL SUBMISSION

As confidentially filed with the Securities and Exchange Commission on September 22, 2015, pursuant to the Jumpstart our Business Startups Act

[H&H Letterhead]

September 22, 2015

Securities and Exchange Commission

100 F Street, NE,

Washington, D.C. 20549

Re:       Centrue Financial Corporation - CIK No. 0001019650

Ladies and Gentlemen:

This letter and attached revised copy of Centrue Financial Corporation’s (“Centrue’s”) Draft Registration Statement on Form S-1 serves as Centrue’s response to the comment letter Centrue received on September 11, 2015 (the “Comment Letter”). The comments made in the Comment Letter are included below in italics, with Centrue’s response set forth below the applicable comment.

General

1. We note that you are registering 1,533,333 shares on behalf of Capital Z Partners III LP, which appears to be an affiliated party. Given the nature of Capital Z’s relationship with you and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that the sale of shares by Capital Z may be a primary offering, with Capital Z acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering by Capital Z is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C. Please refer to the Securities Act Rules Compliance and Disclosure Interpretation Question 612.09, which can be found on our website, for additional guidance.

For the reasons set forth below, the Company respectfully submits that the offering by Capital Z is not a primary offering on behalf of the Company, and thus should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C.

The Company has reviewed the guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all circumstances it appears that the seller is acting as a conduit for the issuer [emphasis added].”

Each factor is addressed in the analysis below.

The length of time the selling shareholders have held the shares. Capital Z purchased its shares in connection with a private placement transaction that occurred on March 31, 2015, and has held the shares continuously during the six months since the transaction. The original agreement pursuant to which Capital Z committed to acquire the shares was signed August 9, 2014. We also note that the agreement pursuant to which the Company is registering these shares on behalf of Capital Z includes registration on behalf of the other selling stockholders as well and that this agreement does not include any monetary damages or other punitive provisions for failure to register the shares for resale in a timely fashion.

The circumstances under which the selling shareholders received the shares. Capital Z and seventy-one (71) other accredited investors acquired shares through a bona fide, negotiated private placement transaction on March 31, 2015. As a part of the transaction, Capital Z represented that it had not entered into any agreement or understanding with any other investor to act in concert for the purpose of exercising a controlling influence over the Company, and Capital Z represented that the investment is for its own account, and not with a view towards distribution. The transaction resulted in the complete recapitalization of Centrue, in that post transaction investors in the private placement own 97% of the outstanding common stock of Centrue.

The relationship between the selling shareholders and the Company. Capital Z became an investor in the Company through a bona fide private placement transaction that occurred on or around March 31, 2015. The terms of the transaction grant Capital Z, as the lead investor in the recapitalization, the right to slate one nominee to the Centrue Board of Directors. Capital Z is also subject to a Passivity Agreement entered into between Capital Z and The Board of Governors of the Federal Reserve System in connection with the investment in Centrue. Pursuant to the Passivity Agreement, Capital Z has agreed not to seek more than one seat on the Company’s Board of Directors, or to have its representative serve as the chairman of the Company’s Board, as well as other restrictive conditions on the relationship between its representative and the Company’s Board. Capital Z is also prohibited by the terms of the Passivity Agreement from taking action that would cause the Company or any of its affiliates become subsidiaries of Capital Z, or any of Capital Z’s its affiliates.

The amount of shares involved. As of August 31, 2015, the Company has 6,485,218 shares of common stock outstanding, including 4,799,211 shares held by non-affiliates of the Company. As of August 31, 2015, the 1,533,333 shares being held by Capital Z represent 23.64% of the outstanding shares of the Company 31.95% of the outstanding shares held by non-affiliates of the Company. Although Centrue concedes this is a relatively large percentage of the outstanding stock, (i) the amount of shares to be registered is only one factor cited in C&DI 612.09 and is not necessarily controlling and (ii) although each offering is limited to its own facts and circumstances, we note that in our research of this question we identified other issuers/selling stockholders with larger percentage ownership stakes registering shares for resale in transactions eligible under Rule 415(a)(1)(i).

Whether the selling shareholders are in the business of underwriting securities. To the Company’s knowledge, Capital Z is not engaged in the business of underwriting securities, as defined in Section 2(a)(11) of the Securities Act. Capital Z represented at the time of the purchase that it was buying for its own account, for investment purposes only. Further, Capital Z represented that it was not participating and does not have a participation in any distribution or the underwriting of any distribution. There is no allegation that those representations are untrue and no factual basis exists indicating an allegation could be made. We also note that Capital Z has made investments in community bank holding companies, and there does not appear to be any pattern of Capital Z engaging in the liquidation of its stock holdings in these entities under its resale registration statements.

Whether under all the circumstances it appears that the selling stockholder is acting as a conduit for the Company. We do not believe the circumstances warrant the conclusion that Capital Z is acting as a conduit for Centrue. Capital Z was the lead investor – but one of seventy-two (72) accredited investors – that participated in what was essentially a complete recapitalization of Centrue. Capital Z has subjected itself and its equity stake in Centrue to all manner of ownership and passivity restrictions because of its large equity position in Centrue, and Centrue has seen no evidence with respect to either Capital Z’s investment in Centrue or its investments in other bank holding companies that Capital Z intends to or is acting as a third party conduit for the distribution of publicly registered shares.

For all of the foregoing reasons, the Company believes that the facts and circumstances compel the conclusion that the offering is a valid secondary offering by the selling stockholders eligible to be made under Rule 415(a)(1)(i).

2. We note your response to comment 2 in our letter dated July 17, 2015 that you had no related party transactions to disclose. Please explain to us why the share purchase by Capital Z in March 2015 is not a related party transaction. Refer to Item 404 of Regulation S-K for guidance.

Upon review of your comment and the guidance you identified Centrue agrees that the issuances to Capital Z Partners, FJ Capital Management, LLC and Stieven Capital Advisors, L.P. were related party transactions. A new section titled “Related Party Transactions” has been included immediately prior to the Selling Stockholder section.

Part II – Information Not Required in Prospectus

Item 15 – Recent Sales of Unregistered Securities

3. We note your response to comment 8 in which you indicate that you have revised Item 15 to more clearly disclose the exemptions relied on with respect to the unregistered sales of securities and the basis underlying such reliance. We could not locate any changes to the disclosure since the prior amendment. Please revise to provide all the required disclosure under Item 701 of Regulation S-K.

A revised Item 15 was inadvertently omitted from the previous filing, but Item 15 has been updated to reflect the requested disclosure from the previous comment letter.

Please contact the undersigned at jms@h2law.com or 312.456.3646 with any additional questions or comments.

Sincerely,

/s/ Jude M. Sullivan
Jude M. Sullivan